Universal Health Services, Inc.

367 South Gulph Road

P.O. Box 61558

King of Prussia, PA 19406

April 8, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Regal

Re:	Universal Health Services, Inc.

Registration Statement on Form S-4

Registration No. 333-173267

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Universal Health Services, Inc. (the “Company”), and the subsidiary guarantors of the Company listed on the signature pages hereto (together with the Company, the “Registrants”), hereby request that the effective date of the above-referenced Registration Statement on Form S-4, as amended, filed by the Registrants with the U.S. Securities and Exchange Commission (the “Commission”), be accelerated so that the same may become effective at 4:00 p.m. on Friday, April 8, 2011, or as soon thereafter as practicable. In addition, the Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please call Warren Nimetz at (212) 318-3384 or Manuel Rivera at (212) 318-3296.

Very truly yours,

UNIVERSAL HEALTH SERVICES, INC.

		By:	/s/ STEVE FILTON
		Name:	Steve Filton
		Title:	Senior Vice President and
Chief Financial Officer

ASSOCIATED CHILD CARE EDUCATIONAL		FRONTLINE HOSPITAL, LLC
SERVICES, INC.		FRONTLINE RESIDENTIAL TREATMENT CENTER,
CCS/LANSING, INC.		LLC
CHILDREN’S COMPREHENSIVE SERVICES, INC.
DEL AMO HOSPITAL, INC.		By: Frontline Behavioral Health, Inc.
FRONTLINE BEHAVIORAL HEALTH, INC.		Its sole member
MERRIDELL ACHIEVEMENT CENTER, INC.
OAK PLAINS ACADEMY OF TENNESSEE, INC.		By:	/s/ STEVE FILTON
PARK HEALTHCARE COMPANY		Name:	Steve Filton
PENNSYLVANIA CLINICAL SCHOOLS, INC.		Title:	Vice President
RIVER OAKS, INC.
SOUTHEASTERN HOSPITAL CORPORATION		KEYS GROUP HOLDINGS LLC
STONINGTON BEHAVIORAL HEALTH, INC.
THE ARBOUR, INC.		By: UHS Children Services, Inc.
THE BRIDGEWAY, INC.		Its sole member
TURNING POINT CARE CENTER, INC.
TWO RIVERS PSYCHIATRIC HOSPITAL, INC.		By:	/s/ STEVE FILTON
UHS CHILDREN SERVICES, INC.		Name:	Steve Filton
UHS OF BENTON, INC.		Title:	Vice President
UHS OF DENVER, INC.
UHS OF FAIRMOUNT, INC.		KEYSTONE/CCS PARTNERS LLC
UHS OF FULLER, INC.
UHS OF GEORGIA, INC.		By: Children’s Comprehensive Services, Inc.
UHS OF GEORGIA HOLDINGS, INC.		Its Minority Member
UHS OF GREENVILLE, INC.
UHS OF HAMPTON, INC.		By: KEYS Group Holdings LLC
UHS OF HARTGROVE, INC.		Its Managing Member and sole member of the minority
UHS OF LAKESIDE, LLC		member
UHS OF PARKWOOD, INC.
UHS OF PENNSYLVANIA, INC.		By: UHS Children Services, Inc.
UHS OF PROVO CANYON, INC.		Its sole member
UHS OF SPRING MOUNTAIN, INC.
UHS OF TIMBERLAWN, INC.		By:	/s/ STEVE FILTON
UHS OF TIMPANOGOS, INC.		Name:	Steve Filton
UHS OF WESTWOOD PEMBROKE, INC.		Title:	Vice President
UHS OF WYOMING, INC.
UHS SAHARA, INC.
UNITED HEALTHCARE OF HARDIN, INC.

By:	/s/ STEVE FILTON
Name:	Steve Filton
Title:	Vice President

KEYSTONE CONTINUUM, LLC		KEYSTONE MARION, LLC
KEYSTONE NPS LLC		KEYSTONE MEMPHIS, LLC
KEYSTONE RICHLAND CENTER, LLC		KEYSTONE NEWPORT NEWS, LLC
KEYSTONE WSNC, L.L.C.
By: Keystone/CCS Partners LLC
Its managing member		By: Keystone Education and Youth Services, LLC
Its managing member
By: Children’s Comprehensive Services, Inc.
Its minority member		By: KEYS Group Holdings LLC
Its managing member
By: KEYS Group Holdings LLC
Its managing member and sole member of the minority member		By: UHS Children Services, Inc.
Its sole member
By: UHS Children Services, Inc.
Its sole member		By:	/s/ STEVE FILTON
		Name:	Steve Filton
By:	/s/ STEVE FILTON	Title:	Vice President
Name:	Steve Filton
Title:	Vice President	UHS OF CENTENNIAL PEAKS, L.L.C.

KEYSTONE EDUCATION AND YOUTH SERVICES, LLC		By: UHS of Denver, Inc.
Its sole member
By: KEYS Group Holdings LLC
Its managing member		By:	/s/ STEVE FILTON
		Name:	Steve Filton
By: UHS Children Services, Inc.		Title:	Vice President
Its sole member
UHS OF DOYLESTOWN, L.L.C.
By:	/s/ STEVE FILTON
Name:	Steve Filton	By: UHS of Pennsylvania, Inc.
Title:	Vice President	Its sole member

UHS OF SAVANNAH, L.L.C.		By:	/s/ STEVE FILTON
		Name:	Steve Filton
By: UHS of Georgia Holdings, Inc.		Title:	Vice President
Its sole member
UHS OF SALT LAKE CITY, L.L.C.
By:	/s/ STEVE FILTON
Name:	Steve Filton	By: UHS of Provo Canyon, Inc.
Title:	Vice President	Its sole member

		By:	/s/ STEVE FILTON
		Name:	Steve Filton
		Title:	Vice President

UHS OF SUMMITRIDGE, LLC

By: UHS of Peachford, L.P,
Its managing member

By: UHS of Georgia, Inc.
Its general partner

By:	/s/ STEVE FILTON
Name:	Steve Filton
Title:	Vice President

UHS OF ANCHOR, L.P.
UHS OF LAUREL HEIGHTS, L.P.
UHS OF PEACHFORD, L.P.

By: UHS of Georgia, Inc.
Its general partner

By:	/s/ STEVE FILTON
Name:	Steve Filton
Title:	Vice President

AIKEN REGIONAL MEDICAL CENTERS, INC.		MCALLEN HOSPITALS, L.P.
AUBURN REGIONAL MEDICAL CENTER, INC.
LANCASTER HOSPITAL CORPORATION		By: McAllen Medical Center, Inc.
MCALLEN MEDICAL CENTER, INC.		Its general partner
MERION BUILDING MANAGEMENT, INC.
NORTHWEST TEXAS HEALTHCARE SYSTEM, INC.		By:	/s/ STEVE FILTON
SPARKS FAMILY HOSPITAL, INC.		Name:	Steve Filton
UHS HOLDING COMPANY, INC.		Title:	Vice President
UHS OF CORNERSTONE, INC.
UHS OF CORNERSTONE HOLDINGS, INC.		PENDLETON METHODIST HOSPITAL, L.L.C
UHS OF D.C., INC.
UHS OF DELAWARE, INC.		By: UHS of River Parishes, Inc.
UHS OF NEW ORLEANS, INC.		Its managing member
UHS OF OKLAHOMA, INC.
UHS OF PUERTO RICO, INC.		By:	/s/ STEVE FILTON
UHS OF RIVER PARISHES, INC.		Name:	Steve Filton
UHS OF TEXOMA, INC.		Title:	Vice President
UHS-CORONA, INC.
UNIVERSAL HEALTH SERVICES OF PALMDALE, INC.		UHS KENTUCKY HOLDINGS, L.L.C.
UNIVERSAL HEALTH SERVICES OF RANCHO SPRINGS, INC.		By: UHS of Delaware, Inc.
Its managing member
VALLEY HOSPITAL MEDICAL CENTER, INC.
WELLINGTON REGIONAL MEDICAL CENTER, INCORPORATED		By:	/s/ STEVE FILTON
		Name:	Steve Filton
By:	/s/ STEVE FILTON	Title:	Vice President
Name:	Steve Filton
Title:	Vice President

MANATEE MEMORIAL HOSPITAL, L.P.		UHS OKLAHOMA CITY LLC
UHS OF SPRINGWOODS, L.L.C.
By: Wellington Regional Medical Center, Incorporated
Its general partner		By: UHS of New Orleans, Inc
Its sole member
By:	/s/ STEVE FILTON
Name:	Steve Filton	By:	/s/ STEVE FILTON
Title:	Vice President	Name:	Steve Filton
		Title:	Vice President
FORT DUNCAN MEDICAL CENTER, L.P.

By: Fort Duncan Medical Center, Inc.
Its general partner

By:	/s/ STEVE FILTON
Name:	Steve Filton
Title:	Vice President

ALLIANCE HEALTH CENTER, INC.	PREMIER BEHAVIORAL SOLUTIONS OF FLORIDA, INC.
ALTERNATIVE BEHAVIORAL SERVICES, INC.	PREMIER BEHAVIORAL SOLUTIONS, INC.
BENCHMARK BEHAVIORAL HEALTH SYSTEM, INC.	PSI SURETY, INC.
BHC ALHAMBRA HOSPITAL, INC.	PSYCHIATRIC SOLUTIONS, INC.
BHC BELMONT PINES HOSPITAL, INC.	PSYCHIATRIC SOLUTIONS OF VIRGINIA, INC.
BHC FAIRFAX HOSPITAL, INC.	RAMSAY YOUTH SERVICES OF GEORGIA, INC.
BHC FOX RUN HOSPITAL, INC.	RIVEREDGE HOSPITAL HOLDINGS, INC.
BHC FREMONT HOSPITAL, INC.	SPRINGFIELD HOSPITAL, INC.
BHC HEALTH SERVICES OF NEVADA, INC.	SUMMIT OAKS HOSPITAL, INC.
BHC HERITAGE OAKS HOSPITAL, INC.	TEXAS HOSPITAL HOLDINGS, INC.
BHC HOLDINGS, INC.	THE PINES RESIDENTIAL TREATMENT CENTER, INC.
BHC INTERMOUNTAIN HOSPITAL, INC.	WINDMOOR HEALTHCARE INC.
BHC MONTEVISTA HOSPITAL, INC.	WINDMOOR HEALTHCARE OF PINELLAS PARK, INC.
BHC PINNACLE POINTE HOSPITAL, INC. BHC SIERRA VISTA HOSPITAL, INC.	By:	/s/ STEVE FILTON
BHC STREAMWOOD HOSPITAL, INC.	Name: Steve Filton
BRENTWOOD ACQUISITION, INC.	Title: Vice President
BRENTWOOD ACQUISITION-SHREVEPORT, INC.
BRYNN MARR HOSPITAL, INC.	ATLANTIC SHORES HOSPITAL, L.L.C.
CANYON RIDGE HOSPITAL, INC.	EMERALD COAST BEHAVIORAL HOSPITAL, LLC
CEDAR SPRINGS HOSPITAL, INC.	OCALA BEHAVIORAL HEALTH, LLC
FIRST HOSPITAL CORPORATION OF VIRGINIA BEACH	PALMETTO BEHAVIORAL HEALTH HOLDINGS, LLC
FIRST HOSPITAL PANAMERICANO, INC.	RAMSAY MANAGED CARE, LLC
GREAT PLAINS HOSPITAL, INC.	SAMSON PROPERTIES, LLC
H. C. CORPORATION	TBJ BEHAVIORAL CENTER, LLC
HAVENWYCK HOSPITAL INC.	THREE RIVERS HEALTHCARE GROUP, LLC
HHC AUGUSTA, INC.	WEKIVA SPRINGS CENTER, LLC
HHC CONWAY INVESTMENT, INC.	ZEUS ENDEAVORS, LLC
HHC DELAWARE, INC.
HHC FOCUS FLORIDA, INC.	By: Premier Behavioral Solutions, Inc.
HHC POPLAR SPRINGS, INC.	Its Sole Member
HHC RIVER PARK, INC.
HHC ST. SIMONS, INC.	By:	/s/ STEVE FILTON
HORIZON HEALTH CORPORATION	Name: Steve Filton
HSA HILL CREST CORPORATION	Title: Vice President
KIDS BEHAVIORAL HEALTH OF UTAH, INC.
LAUREL OAKS BEHAVIORAL HEALTH CENTER, INC.
MICHIGAN PSYCHIATRIC SERVICES, INC.
NORTH SPRING BEHAVIORAL HEALTHCARE, INC.

BEHAVIORAL HEALTHCARE, LLC		BHC OF INDIANA, GENERAL PARTNERSHIP

By: BHC Holdings, Inc.		By: Columbus Hospital Partners, LLC
Its Sole Member		Its General Partner

By:	/s/ STEVE FILTON	By: Lebanon Hospital Partners, LLC
Name: Steve Filton		Its General Partner
Title: Vice President
By: Northern Indiana Partners, LLC
BHC MESILLA VALLEY HOSPITAL, LLC		Its General Partner
BHC NORTHWEST PSYCHIATRIC HOSPITAL, LLC
CUMBERLAND HOSPITAL PARTNERS, LLC		By: Valle Vista Hospital Partners, LLC
Its General Partner
By: BHC Properties, LLC
Its Sole Member		By: BHC Healthcare, LLC
The Sole Member of each of the above General Partners
By: Behavioral Healthcare LLC
Its Sole Member		By: BHC Holdings, Inc
Its Sole Member
By: BHC Holdings, Inc.
Its Sole Member		By:	/s/ STEVE FILTON
Name: Steve Filton
By:	/s/ STEVE FILTON	Title: Vice President
Name: Steve Filton
Title: Vice President

BHC PROPERTIES, LLC		H.C. PARTNERSHIP
COLUMBUS HOSPITAL PARTNERS, LLC
HOLLY HILL HOSPITAL, LLC		By: H.C. Corporation
LEBANON HOSPITAL PARTNERS, LLC		Its General Partner
NORTHERN INDIANA PARTNERS, LLC
VALLE VISTA HOSPITAL PARTNERS, LLC		By:	/s/ STEVE FILTON
Name: Steve Filton
By: Behavioral Healthcare LLC		Title: Vice President
Its Sole Member
By: HSA Hill Crest Corporation
By: BHC Holdings, Inc.		Its General Partner
Its Sole Member
		By:	/s/ STEVE FILTON
By:	/s/ STEVE FILTON	Name: Steve Filton
Name: Steve Filton		Title: Vice President
Title: Vice President

CUMBERLAND HOSPITAL, LLC

By: Cumberland Hospital Partners, LLC
Its Managing Member

By: BHC Properties, LLC
Its Minority Member and Sole Member of the Managing Member

By: Behavioral Healthcare LLC
Its Sole Member

By: BHC Holdings, Inc.
Its Sole Member

By:	/s/ STEVE FILTON
Name: Steve Filton
Title: Vice President

HHC PENNSYLVANIA, LLC		HORIZON HEALTH HOSPITAL SERVICES, LLC
KINGWOOD PINES HOSPITAL, LLC		HORIZON MENTAL HEALTH MANAGEMENT, LLC
TOLEDO HOLDING CO., LLC		SUNSTONE BEHAVIORAL HEALTH, LLC

By: Horizon Health Hospital Services, LLC		By: Horizon Health Corporation
Its Sole Member		Its Sole Member

By: Horizon Health Corporation		By:	/s/ STEVE FILTON
Its Sole Member		Name: Steve Filton
Title: Vice President
By:	/s/ STEVE FILTON
Name: Steve Filton		KMI ACQUISITION, LLC
Title: Vice President		ROLLING HILLS HOSPITAL, LLC
PSJ ACQUISITION, LLC
HICKORY TRAIL HOSPITAL, L.P.		SHADOW MOUNTAIN BEHAVIORAL HEALTH SYSTEM, LLC
NEURO INSTITUTE OF AUSTIN, L.P.		TBD ACQUISITION, LLC
TEXAS CYPRESS CREEK HOSPITAL, L.P.
TEXAS LAUREL RIDGE HOSPITAL, L.P.		By: Psychiatric Solutions Hospitals, LLC
TEXAS SAN MARCOS TREATMENT CENTER, L.P.		Its Sole Member
TEXAS WEST OAKS HOSPITAL, L.P.
By: Psychiatric Solutions, Inc.
By: Texas Hospital Holdings, LLC		Its Sole Member
Its General Partner
		By:	/s/ STEVE FILTON
By: Psychiatric Solutions Hospitals, LLC		Name: Steve Filton
Its Sole Member		Title: Vice President

By: Psychiatric Solutions, Inc.		PALMETTO BEHAVIORAL HEALTH SYSTEM, L.L.C.
Its Sole Member
By: Palmetto Behavioral Health Holdings, LLC
By:	/s/ STEVE FILTON	Its Sole Member
Name: Steve Filton
Title: Vice President		By: Premier Behavioral Solutions, Inc.
Its Sole Member

		By:	/s/ STEVE FILTON
Name: Steve Filton
Title: Vice President

PALMETTO LOWCOUNTRY BEHAVIORAL HEALTH, L.L.C.		SHC-KPH, LP

By: Palmetto Behavioral Health System, L.L.C.		By: HHC Kingwood Investment, LLC
Its Sole Member		Its General Partner

By: Palmetto Behavioral Health Holdings, LLC		By: Kingwood Pines Hospital, LLC
Its Sole Member		Its Limited partner

By: Premier Behavioral Solutions, Inc.		By: Horizon Health Hospital Services, LLC
Its Sole Member		The Sole Member of the above Limited and General Partner

By:	/s/ STEVE FILTON	By: Horizon Health Corporation
Name: Steve Filton		Its sole member
Title: Vice President
		By:	/s/ STEVE FILTON
PSYCHIATRIC SOLUTIONS HOSPITALS, LLC		Name: Steve Filton
Title: Vice President
By: Psychiatric Solutions, Inc.
Its Sole Member		SP BEHAVIORAL, LLC
UNIVERSITY BEHAVIORAL, LLC
By:	/s/ STEVE FILTON
Name: Steve Filton		By: Ramsay Managed Care, LLC
Title: Vice President		Its Sole Member

THREE RIVERS BEHAVIORAL HEALTH, LLC		By: Premier Behavioral Solutions, Inc.
Its Sole Member
By: Three Rivers Healthcare Group, LLC
Its Sole Member		By:	/s/ STEVE FILTON
Name: Steve Filton
By: Premier Behavioral Solutions, Inc.		Title: Vice President
Its Sole Member
THE NATIONAL DEAF ACADEMY, LLC
By:	/s/ STEVE FILTON
Name: Steve Filton		By: Zeus Endeavors, LLC
Title: Vice President		Its Sole Member

By: Premier Behavioral Solutions, Inc.
Its Sole Member

		By:	/s/ STEVE FILTON
Name: Steve Filton
Title: Vice President

VALLE VISTA, LLC		WELLSTONE REGIONAL HOSPITAL ACQUISITION, LLC
By: BHC of Indiana, General Partnership
Its Sole Member		By: Wellstone Holdings, Inc.
Its Minority Member
By: Columbus Hospital Partners, LLC
Its General Partner		By: Behavioral Healthcare LLC
Its Managing Member and Sole Member of the Minority Member
By: Lebanon Hospital Partners, LLC
Its General Partner
By: BHC Holdings, Inc.
By: Northern Indiana Partners, LLC		Its Sole Member
Its General Partner
		By:	/s/ STEVE FILTON
By: Valle Vista Hospital Partners, LLC		Name: Steve Filton
Its General Partner		Title: Vice President

By: Behavioral Healthcare LLC		WILLOW SPRINGS, LLC
The Sole Member of each of the above General Partners
By: BHC Health Services of Nevada, Inc.
By: BHC Holdings, Inc.		Its Sole Member
Its Sole Member
		By:	/s/ STEVE FILTON
By:	/s/ STEVE FILTON	Name: Steve Filton
Name: Steve Filton		Title: Vice President
Title: Vice President
LA AMISTAD RESIDENTIAL TREATMENT CENTER, LLC
TENNESSEE CLINICAL SCHOOLS, LLC
UHS OF BOWLING GREEN, LLC
UHS OF RIDGE, LLC
UHS OF ROCKFORD, LLC

By: Universal Health Services, Inc.
Its managing member

		By:	/s/ STEVE FILTON
Name: Steve Filton
Title: Senior Vice President

UHS OF DOVER, L.L.C.

By: UHS of Rockford, LLC
Its sole member

By: Universal Health Services, Inc.
Its managing member

		By:	/s/ STEVE FILTON
Name: Steve Filton
Title: Senior Vice President